**Acquire Skills and Knowledge Education Inc.**
**Balance Sheet**
**(Unaudited)**

|  | December 31, 2019 |
|---|---|
| **ASSETS** |  |
| Cash | $                - |
| Total current assets | - |
| Total assets | $                - |
| **LIABILITIES AND SHAREHOLDERS' DEFICIT** |  |
| Loan from officer | $            3,151 |
| Total current liabilities | 3,151 |
| Commitments and contingencies | - |
| Common stock, par value $0.01; 1,000,000 shares authorized, 690,000 issued and outstanding | 6,900 |
| Paid-in-capital | - |
| Accumulated deficit | (10,051) |
| Total shareholders' deficit | (3,151) |
| Total liabilities and  shareholders' deficit | $                - |